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                                                                    EXHIBIT 99.5

                                                                   April 1, 2003

Dear Shareholder:

I announced at last year's annual meeting that our Board would be investigating the potential benefits our bank could realize through the formation of a holding company for The First National Bank of Canton. As you may know, many other banks have pursued such a project and are happy with the benefits provided. The enclosed proxy materials represent the required legal disclosures to effect the formation of our proposed holding company, Canton Bancorp, Inc. Please note that this proposal does not involve any other bank or institution. We are proposing to form this holding company solely as the parent organization of The First National bank of Canton. Your shares in the First National Bank of Canton would be exchanged for an equal number of shares in Canton Bancorp, Inc.

The Board unanimously recommends the formation of the holding company, as we believe it will enhance the organization's ability to provide better shareholder value and liquidity. In addition, creation of the bank holding company will allow the company to be better poised for the opportunities available to such entities in today's highly complex and competitive banking environment. The holding company will be authorized to issue five million shares, which would be available for future expansion and acquisition, and other uses, although there are no such plans at present. Another benefit is that although the bank is not permitted to accept its own stock as collateral for a loan, Canton Bancorp stock will be acceptable collateral at The First National Bank of Canton.

Even though Canton Bancorp would become the parent company of The First National Bank of Canton, there will be no changes to the bank or bank staff. Our Bank will continue to have the same management and Board of Directors.

Your Board deems the formation of Canton Bancorp, Inc. as highly desirable to provide the tools your bank needs to continue to compete and remain a provider of banking services into the 21st century. Please support this endeavor by voting your proxy in favor of the formation of Canton Bancorp, Inc. as the Bank's holding company.

I am available and will be happy to answer any questions you might have regarding the proposal.

Sincerely,

Robert C. Snyder
President and CEO